UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 12d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 1)*

Cowen Group, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

223621 10 3

(CUSIP Number)

J. Kevin McCarthy
General Counsel
Cowen Group, Inc.

1221 Avenue of the Americas
New York, NY 10020

646-562-1000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 4, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 223621 10 3

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Kim S. Fennebresque

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO, PF; See Item 3

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 121,671

	8.	Shared Voting Power 7,500

	9.	Sole Dispositive Power 121,671 See Item 5

	10.	Shared Dispositive Power 7,500

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 129,171

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.89%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This statement on Schedule 13D relates to the shares (the “Shares”) of common stock, par value $0.01 per share (the “Common Stock”), of Cowen Group, Inc. (the “Issuer”). The principal executive office of the Issuer is located at 1221 Avenue of the Americas, New York, New York, 10020

Item 2.	Identity and Background
	(a)	This statement is filed by Kim S. Fennebresque (the “Reporting Person”).
	(b)	The principal business address of the Reporting Person is 1221 Avenue of the Americas, New York, New York, 10020.
	(c)	The present principal occupation of the Reporting Person is serving as Chairman of the Issuer.
	(d)	The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)

The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

	(f)	The Reporting Person is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

The Issuer granted the Reporting Person 975,000 shares of restricted Common Stock in connection with the initial public offering of the Issuer’s Common Stock, 68,345 shares of restricted Common Stock as part of the Reporting Person’s 2006 compensation, and 23,326 shares of restricted Common Stock as part of the Reporting Person’s 2007 compensation.

In addition, an aggregate amount of 37,500 shares of Common Stock were purchased for approximately $493,050 using the Reporting Person’s personal funds.

Item 4.	Purpose of Transaction

Pursuant to a resignation agreement between the Issuer and the Reporting Person (the “Resignation Agreement”), the Reporting Person forfeited 975,000 shares of restricted common stock received in connection with the initial public offering of the Issuer’s Common Stock. The shares of common stock retained by the Reporting Person include restricted shares granted as part of his compensation for the years 2006 and 2007 and stock purchased by the Reporting Person in the open market.

Item 5.	Interest in Securities of the Issuer

(a)

The aggregate percentage of Shares reported to be beneficially owned by the Reporting Person is based upon 14,592,884 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as of March 4, 2008.

As of the date of this filing, the Reporting Person may be deemed to beneficially own 129,671 shares of Common Stock, constituting approximately 0.89% of the shares of Common Stock outstanding.

(b)	The Reporting Person has shared voting and dispositive power of the 7,500 shares of Common Stock purchased on behalf of the Reporting Person’s daughter.

(c)

Other than the forfeiture of the shares reported herein and a grant of 23,326 restricted shares of the Issuer awarded in connection with the Reporting Person’s 2007 compensation, the Reporting Person has not effected any transactions in the Shares during the past 60 days.

(d)

With respect to the shares of Common Stock granted to the Reporting Person in connection with 2006 and 2007 compensation and the shares purchased by the Reporting Person in the open market, no person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such shares. With respect to the 7,500 shares of Common Stock purchased by the Reporting Person’s daughter, no person other than the Reporting Person and the Reporting Person’s daughter has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such shares.

(e)	As of March 4, 2008, the Reporting Person is no longer an owner of 5% of the Securities of the Issuer.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7.	Material to Be Filed as Exhibits
Resignation Agreement of Kim S. Fennebresque (Incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on March 5, 2008).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 11, 2008
Date
/s/ Kim S. Fennebresque
Signature
Kim S. Fennebresque
Name